Exhibit 8.1 - Subsidiaries

Entity	Jurisdiction of Incorporation	Names Under Which the Entities Conduct Business
Trinity River International Investments (Bermuda) Ltd.	Bermuda	N/A
Alcon Pharmaceuticals Ltd.	Fribourg, Switzerland	N/A
Alcon Holdings Inc.	State of Delaware, U.S.A.	N/A
Alcon Laboratories, Inc.	State of Delaware, U.S.A.	N/A